BB

503/8/05

SEC [illegible] MISSION

05036576

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 065462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway, 17th Floor
(No. and Street)

New York, NY 10279
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Agosta (212) 931-8944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, 3rd Floor, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH. D.C. 178 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

83-16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Agosta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trading LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

GERSHOM MAHON
Notary Public, State of New York
No. 01MA6057990
Qualified in Kings County
Commission Expires April 30, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

CONTENTS

SUPPLEMENTARY INFORMATION

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Trading LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Trading LLC (A Limited Liability Company) as of December 31, 2004 and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance U. S. with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trading LLC (A Limited Liability Company) as of December 31, 2004 and the results of its operations and cash flows for the year ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 – 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 3, 2005

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets	
Cash	$ 26,412
Accounts receivable	211,399
Prepaid expenses	11,130
Total current assets	248,941
Fixed assets	
Computer equipment	107,594
Furniture, fixtures and equipment	10,066
Leasehold improvements	2,685
	120,345
Less: accumulated depreciation	(23,417)
Fixed assets, net	96,928
Other assets	
Deposits	5,500
Total assets	$ 351,369

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 24,316
Taxes payable	16,865
Total liabilities	41,181
Members' equity	310,188
Total liabilities and members' equity	$ 351,369

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Total revenue, net of clearing fees	$ 1,681,024
Operating expenses	
Guaranteed payments	1,041,543
Quote services	151,501
Telephone	31,935
Rent	25,557
State/city LLC taxes	23,665
Health and dental insurance	21,897
Legal and accounting	19,862
Depreciation	16,958
Travel	14,495
Contract labor	12,372
Meals and entertainment	9,815
Dues and subscriptions	6,582
Regulatory fees	6,503
Storage	6,053
Lodging	4,409
Miscellaneous	3,872
Postage	3,500
Office supplies	2,923
Other professional services	2,724
Internet/website/cable services	2,408
Moving expense	1,755
Charitable contributions	1,350
Insurance and bonds	1,222
Bank charges	715
Total operating expenses	1,413,616
Net income	$ 267,408

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Vincent Agosta	Stacy Turner	Total
Beginning balance	$ 101,078	$ 31,702	$ 132,780
Withdrawals	(40,000)	(50,000)	(90,000)
Net income	133,704	133,704	267,408
Ending balance	$ 194,782	$ 115,406	$ 310,188

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 267,408
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,958
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Accounts receivable	(64,244)
Prepaid expenses	(5,541)
Deposits	(5,500)
Increase/(decrease) in liabilities:	
Accounts payable and accrued expenses	(98,742)
Taxes payable	16,865
Net cash provided by operating activities	127,204
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(89,114)
Net cash used for investing activities	(89,114)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' withdrawals	(90,000)
Net cash used for financing activities	(90,000)
Net decrease in cash	(51,910)
Cash at beginning of year	78,322
Cash at end of year	$ 26,412

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF BUSINESS

Trading LLC (the Company) was formed and organized as a California limited liability company on December 20, 2001. It has branch offices in San Francisco, California and New York, New York. The Company's primary activity is to act as an independent agency-based equity broker. The Company routes orders from institutional customers to executing brokers, earning a commission for doing so.

On November 19, 2002 Trading LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on November 21, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements. The Company is liable for the New York city business taxes which are $16,865 as of December 31, 2004.

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $194,664, which was $189,664 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.73 to 1.

NOTE 4 - CONCENTRATIONS

During the year the Company earned commissions from MPM Capital, Crosslink Capital, and Passport Capital, LLC equal to 42%, 37%, and 11% of total commissions respectively.

NOTE 5 - RETIREMENT PLAN

The Company has not adopted a retirement plan. The Company contributed a total of $80,000 to the member's individual retirement accounts.

NOTE 6 - LEASES

In January 2004 the Company entered into a month-to-month lease agreement for office space in New York in the amount of $500 per month. 2004 rent expense for this lease was $6,000.

The Company has also entered into a 3-year lease for office space in San Francisco, California commencing February 1, 2004. The Company made a deposit of $5,500 and is paying monthly rent of $2,745. The lease provides for rent increases based on the tenant's proportionate share of increases in operating expenses and property tax assessments. 2004 rent expense for this lease was $19,557.

Future minimum lease payments are as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2005	$ 32,940
2006	32,940
2007	2,745

SUPPLEMENTARY INFORMATION

TRADING LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	310,188
Less nonallowable assets:		
A/R > 30 days outstanding		1,966
Prepaid expenses		11,130
Fixed assets, net		96,928
Other assets		5,500
Total nonallowable assets		115,524
Net capital before haircuts on securities positions		194,664
Haircuts on securities		-
Net capital	$	194,664

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,745
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Excess net capital	$	189,664
Excess net capital at 1000%	$	190,546

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$	41,181
Percentage of aggregate indebtedness to net capital		21.15%

TRADING LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

Not applicable

TRADING LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Per original filing (unaudited)	$	231,408
Audit adjustments:		
To accrue professional fees		(7,500)
To accrue CA state LLC fees		(6,000)
To accrue NY city LLC fees		(16,865)
To adjust accounts receivable		(6,379)
Per this filing	$	194,664

TRADING LLC
(A LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2004

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

TRADING LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2004

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Trading LLC
(A Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Trading LLC (A Limited Liability Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 3, 2005